Exhibit 14.1

PLX PHARMA INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

The Board of Directors of PLx Pharma Inc. (together with any subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct and Ethics (the “Code”) in order to:

•	promote fair, honest, ethical and lawful conduct, including the ethical handling of actual or apparent conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	promote compliance with applicable governmental laws, rules and regulations;

•	promote the protection of Company assets, including corporate opportunities and confidential information;

•	promote fair dealing practices;

•	deter wrongdoing; and

•	ensure accountability for adherence to the Code.

All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as set forth in Article XIII. Employees and directors should not only follow the principles stated in this Code, but also should seek to avoid even the appearance of improper behavior. Employees should never do – or be asked to do – anything in the course of their duties that would violate the law, this Code or any other Company policy. This Code represents one component of the Company’s business ethics program. Additional principles and guidelines are stated in the Company’s comprehensive set of policies and procedures that are published in the Company’s Employee Handbook.

You should report promptly any known or suspected misconduct or unethical behavior through the channels described in Article XIII of this Code. Those who violate the standards in this Code will be subject to disciplinary action as further set forth in Article XV. An important part of this Code are the “steps to compliance” stated in Article XIV; they are intended to foster ethical conduct in situations that may not be addressed specifically by this Code.

Note to employees based outside the United States: Certain sections of this Code may conflict with the local laws and regulations of your country. Consult your local legal counsel for advice if you perceive a conflict.

Article I. Conflicts of Interest & Corporate Opportunities

1.	A conflict of interest exists when a person’s private interest interferes in any way with the interests of the Company. A conflict can arise when a person takes actions or has interests that may make it difficult to perform his or her Company duties objectively. Conflicts of interest may also arise when an employee or director (or family member) receives improper personal benefits as a result of his or her position in the Company. You should avoid transactions, commitments and other activities that are not in the Company’s best interests or that could involve a conflict between your personal interests and the interests of the Company, or which could involve a conflict in connection with the bid, award or administration of a governmental contract.

2.	The Company has established a Conflicts of Interest Committee (the “COI Committee”) to help administer the Company’s conflicts policy. If you are unsure whether a particular situation is a conflict of interest, contact the COI Committee for an objective determination of your case. The full text of the Company’s conflict of interest policy is available and may be obtained from the Chief Financial Officer (the “Compliance Officer”).

3.	Employees and directors may not take for their personal benefit any opportunity that is discovered through the use of Company property, information or position without first obtaining the consent of the Board of Directors. You may not use Company property, information, or position for improper personal gain, and may not compete with the Company directly or indirectly. The full text of the Company’s policy on these matters is contained in the Company’s conflict of interest policy which can be accessed in the Company’s Employee Handbook or by contacting the Compliance Officer.

4.	Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

Article II. Related Party Transactions

A “related party transaction” is a transaction in which the Company (including its affiliates) is a participant and in which any director or executive officer (or their immediate family members) had or will have a direct or indirect material interests. Although not all related party transactions involve conflicts of interest, such transactions can trigger disclosure requirements which must be analyzed by the Company. Therefore, all directors and executive officers shall promptly bring to the attention of the Compliance Officer and, in the case of directors, the Chair of the Nominating and Governance Committee or, in the case of executive officers, the Chair of the Audit Committee, any transaction or relationship that arises and of which she or he becomes aware that reasonably could be expected to constitute a “related party transaction.” Any such transaction or relationship shall be reviewed by the Company’s management or the appropriate committee of the Board of Directors of the Company to ensure it does not constitute a conflict of interest and is reported appropriately.

Article III. Confidentiality

You are required to maintain the confidentiality of information entrusted to you by the Company or its customers, except when disclosure is required by law or regulation. This includes all non-public information that might be of use to competitors, or detrimental to the Company or its customers if disclosed. It also includes information that suppliers and customers have entrusted to the Company. The obligation to preserve confidential information continues even after employment ends.

Article IV. Fair Dealing, Antitrust and Competition

1.	The Company seeks to outperform its competition fairly and honestly. Stealing proprietary information, using trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. You should endeavor to respect the rights of – and deal fairly with – the Company’s customers, suppliers, competitors and employees. You may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

2.	Employees must comply with all antitrust laws regulating antitrust and competition. Specifically, the following actions are prohibited:

•	fixing or controlling prices with any competitors;
•	dividing or sharing customers, markets, or territories;
•	participating with others to block the production or sale of another’s products or services;
•	participating in price discrimination;
•	creating or planning with others to create a monopoly; and
•	boycotting certain customers or suppliers.

You should immediately follow the reporting guidelines set forth in this Code if you suspect, witness, or experience any of these practices. You may not discuss pricing or other competitive matters with the Company’s competitors and should avoid situations that appear to include these types of discussions.

Article V. Relationships with Vendors and Contractors

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Whenever you are working collaboratively with vendors, contractors and other third-parties (including representatives of government agencies) it is important to follow sound business practices to avoid putting yourself in a position in which you feel like you owe a vendor. If you or persons who report to you are invited to take part in dinner or lunch functions, or golfing, hunting, fishing or other entertainment excursions, you are expected to use the following guidelines in your decision-making.

•	Meals and other events should always serve a valid business purpose, such as project planning, status meetings, recognizing a significant joint business achievement, etc.

•	The event to which you are invited should not be, and should not appear to be, extravagant or excessive.

Article VI. Protection and Proper Use of Company Assets

1.	All Company assets should be used for legitimate business purposes. Company equipment should not be used for non-Company business, though occasional, incidental personal use may be permitted. Employees are expected to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

2.	Acquisitions and dispositions of assets are subject to the Company’s Approval Authority Policy. Before committing the Company to acquire or dispose of any asset, you should consult the Approval Authority Policy to ensure that you have the requisite authority to do so. This policy can be accessed by contacting the accounting department.

3.	All technology that is made available to the Company’s users – and all associated hardware, software, and systems – are the property of the Company. Your use of such technology is subject to the Company’s Electronic Communications Policy. This policy can be accessed in the Company’s Employee Handbook or by contacting the Compliance Officer.

4.	The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of Company policy.

Article VII. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s business ethics standards are built. You are expected to obey all local, regional, and federal laws of the locations where the Company operates. Although not all employees are expected to know all of the details of these laws, it is important that you know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. If a law conflicts with a policy in this Code, you must comply with the law. If you have a question about any such conflict, ask your supervisor how to handle the situation.

Article VIII. Securities and Insider Trading

1.	You must avoid any appearance of trading in securities on the basis of material, nonpublic information. Persons who have access to material, nonpublic information are not permitted to use or share that information for stock trading purposes – or for any other purpose – except to conduct the Company’s business. You should consider all nonpublic information about the Company to be confidential. To use nonpublic information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is both unethical and unlawful.

2.	To assist with compliance with insider trading laws, the Company has adopted its Insider Trading Policy governing the trading of the Company securities. This policy can be accessed in the Company’s Employee Handbook or by contacting the Compliance Officer. If you are unsure whether certain Company information is material or whether a trade in securities is permitted, you should consult the Company’s Compliance Officer before trading. In addition, certain officers, directors and employees in key positions have been designated as “restricted persons” who must contact the Company’s Compliance Officer and receive advance approval prior to placing any order to purchase or sell securities of the Company.

Article IX. Health, Safety and Environment

1.	The protection of the Company’s employees, contractors, customers, communities and the environment is the Company’s highest priority and a core business value. The Company strives to provide a safe and healthy work environment. Each employee is responsible for maintaining a safe and healthy workplace for all by following all of the Company’s safety rules and practices and by reporting accidents, injuries and unsafe premises, practices or conditions in a timely manner.

2.	The Company strictly prohibits violent or threatening behavior by employees, consultants, customers or anyone else on Company premises. Additional information on the Company’s security, search, and violence-in-the workplace policies can be accessed in the Company’s Employee Handbook.

3.	Employees are prohibited from consuming alcohol at work and from reporting to work after consuming alcohol. The use of alcohol off the job which impairs performance on the job is also prohibited. The use, distribution, purchase, possession or manufacture of illegal drugs is also prohibited. To ensure that the workplace remains free from drug and alcohol abuse, the Company has adopted a substance abuse prevention policy. The full text of this policy can be accessed in the Company’s Employee Handbook. The Company may conduct drug and alcohol testing as a part of its substance abuse prevention efforts. The Company’s drug and alcohol testing policies are contained in separate documents which are provided to all newly hired employees.

Article X. Discrimination and Harassment

1.	The Company is committed to employ qualified individuals without regard to race, color, gender, religion, sexual orientation, national origin, age, disability, veteran status, or any other category protected by applicable law. The Company is an affirmative action employer and maintains affirmative action procedures and practices to fulfill the objectives of this policy. The Company is committed to providing equal opportunity in all aspects of employment and to providing a work environment free from discrimination and harassment. Examples of prohibited conduct include derogatory comments based on racial or ethnic characteristics, unwanted sexual advances, requests for sexual favors, verbal or physical behavior of a sexual nature that interferes with an employee’s work performance or creates a threatening, hostile or offensive work environment.

2.	The Company’s primary policies addressing these issues are its Equal Employment Opportunity and Affirmative Action policy and its Harassment policy. These policies can be accessed in the Company’s Employee Handbook. The Harassment policy describes types of prohibited conduct, steps for reporting harassment, investigations of complaints, and consequences for retaliation against persons who report harassment. Immediately contact your supervisor regarding any situation that could be considered discrimination or harassment.

Article XI. Books, Records, Record-Keeping

1.	The Company’s books, records, accounts and financial statements must be maintained in accordance with generally accepted accounting standards, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Effective internal controls related to financial reporting and the safeguarding of assets are required at the source of each financial transaction and not just in the accounting department. Employees are responsible for complying with the Company’s internal controls over financial reporting. For any questions regarding the Company’s internal controls policy contact the accounting department.

2.	Employees are expected to report fraud and any improper or otherwise unethical accounting or auditing practices. You may anonymously submit your good faith concern regarding fraud or questionable accounting or auditing matters without fear of dismissal or retaliation by following the procedures described in Article XIII of this Code under the caption Special Complaint Procedures for Accounting, Auditing and Fraud Matters.

3.	The Company requires honest and accurate recording and reporting of information in order to make appropriate and responsible business decisions. For example, only the true and actual number of hours worked by an employee or contractor should be reported. Business expense accounts must be documented and recorded accurately. If you are unsure whether a certain expense is legitimate, ask your supervisor or the accounting department. All requests for reimbursement must adhere to the requirements in the Company’s travel policy which can be accessed in the Company’s Employee Handbook.

4.	The Company’s records and information are valuable Company assets, and are identified, maintained and safeguarded as an essential part of the operation of Company business. Records are to be retained or destroyed according to the Company’s record retention policy, which can be accessed in the Company’s Employee Handbook or by contacting the Compliance Officer.

Article XII. Relationships with Governmental Entities

1.	The Company’s relationships with government agencies, officials and personnel shall be conducted in such a manner that complete public disclosure would not embarrass or damage the Company’s business reputation. Employees shall comply with all laws, rules and regulations concerning contributions to government agencies, officials and personnel. Specifically, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.

2.	Should the Company accept U.S. government contracts or subcontracts, we have an obligation to ensure that we administer those contracts and deliver our products and services in a manner that fully complies with federal procurement laws and regulations, as well as our own high standards. Employees should take care to ensure against fraud, bribery, gratuities, conflicts of interest, false claims, overcharging, and any other unethical behavior in connection with U.S. Department of Defense and all other government contracts. Laws and regulations pertaining to government contracts are often complex and impose serious civil and criminal penalties for improper practices. You are expected to report any improper or otherwise unethical practices relating to the bid, award, or administration of any Department of Defense or other federal contract. You may anonymously submit your good faith concern without fear of dismissal or retaliation by following the procedures described in Article XIII of this Code under the caption Special Complaint Procedures for Accounting, Auditing and Fraud Matters.

3.	The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business or receive favorable treatment from foreign countries. Accordingly, it is strictly prohibited for the Company employees or agents to make illegal payments or bribes on behalf of the Company to government officials of any country.

Article XIII. Reporting Illegal or Unethical Behavior

1.	All persons subject to this Code are encouraged to preserve the Company’s highest standards for business ethics and integrity. Report all theft, fraud, bribery, environmental crime, violations of this Code, violations of Company policy, misconduct and other unethical behavior related to federal contracts, and any other business misconduct to your supervisor or senior management. Individuals reporting in good faith ethics violations may remain anonymous if preferred.

2.	Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and about the best course of action to take when a particular situation is unclear or poses a risk of misconduct. Actions prohibited by the Code involving directors or executive officers must be reported to the Nominating and Governance Committee. After receiving a report of an alleged prohibited action, the Nominating and Governance Committee, the relevant supervisor or manager or senior management must promptly take all appropriate actions necessary to investigate. All directors, officers and employees are expected to cooperate in any internal investigation of misconduct. Retaliation for reports of misconduct made in good faith is prohibited.

3.	Special Complaint Procedures for Accounting, Auditing and Fraud Matters. This subsection describes the Company’s procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and complaints of alleged misconduct in connection with the bid, award or administration of federal contracts. The Audit Committee of the Company’s Board of Directors oversees the investigation of concerns in this area.

Any person may submit a complaint without fear of dismissal or retaliation. The following procedures have been established for (1) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, fraud, or auditing matters, including complaints of alleged misconduct in connection with the bid, award or administration of federal contracts, and (2) the confidential, anonymous submission of concerns regarding any of the foregoing matters (all of the foregoing are collectively referred to in the following as “Accounting, Auditing and Fraud Matters”).

a.	Scope of Matters Covered by These Procedures. These procedures relate to complaints relating to any Accounting, Auditing and Fraud Matters, including the following:

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;
•	fraud or deliberate error in the recording and maintaining of financial records of the Company;
•	deficiencies in or noncompliance with the Company’s internal accounting controls;
•	misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company;
•	deviation from full and fair reporting of the Company’s financial condition;
•	fraud, bribes, gratuities or other personal benefits in connection with the bid, award or administration of government contracts;
•	presenting, or causing to be presented, to the government a false claim for payment; or
•	making, using, or causing to be made or used, a false record or statement to get a false claim paid or approved by the government, or otherwise overcharging the government for goods or services.

b.	Receipt of Complaints. Concerns about Accounting, Auditing and Fraud Matters may be submitted through any of the following means:

•	In writing or by phone directly to the Compliance Officer at 8285 El Rio St., No. 130, Houston, TX 77054, fax: 713-842-3052.
•	In writing or by phone to the Company's Audit Committee. (Please note that the Company will take no action against you whatsoever for making a good-faith whistleblower report.)

c.	Treatment of Complaints.

•	Upon receipt of a complaint, the Compliance Officer will (i) determine whether the complaint actually pertains to Accounting, Auditing and Fraud Matters, as defined above, and (ii) when possible, acknowledge receipt of the complaint to the sender.
•	Complaints will be reviewed under Audit Committee direction and oversight by the Compliance Officer or such other person(s) as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.
•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.
•	If a complaint related to federal contracts is determined to be credible as a result of the investigatory process described above, the Compliance Officer, or such other person(s) as the Audit Committee determines to be appropriate, will make a report to the proper federal contract administrator as required by law or regulation under FAR Case 2007-006, Contractor Business Ethics Compliance Program and Disclosure Requirements.
•	The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith reporting of complaints regarding Accounting, Auditing and Fraud Matters or otherwise as specified in (i) Section 806 of the Sarbanes-Oxley Act of 2002, or (ii) 10 U.S.C. Section 2409(a).
•	The Compliance Officer will maintain a log of all complaints regarding Accounting and Auditing Matters, tracking their receipt, investigation and resolution and will prepare a periodic summary report thereof for the Audit Committee. This documentation will be maintained in accordance with the Company’s document retention policy.

Article XIV. Steps to Compliance

In some situations, it is difficult to know if a violation of this Code has occurred or is occurring. Because the Code cannot anticipate every situation that will arise, it is important to have a way to approach new questions or problems. The following are steps to keep in mind when facing a question of ethics:

•	Make sure you have all the facts. In order to reach the right solutions, be as fully informed as possible.
•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives available to you. Use your judgment and common sense. After you have obtained all of the facts you can, if something still seems unethical or improper, consider that your circumstance is risky enough to warrant taking further steps to avoid or prevent an unethical situation.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.
•	Seek help from Company resources. In the rare case when it may not be appropriate to discuss an issue with your supervisor, or when you do not feel comfortable approaching your supervisor with your question, discuss it with appropriate senior management
•	Company policies. Remain knowledgeable about the Company’s policies and procedures. Use the Company’s Employee Handbook to stay informed about how the Company’s policies affect your work environment and performance.
•	Report ethical violations in confidence and without fear of retaliation. Article XIII of this Code describes the channels of reporting that are available to you. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of business ethics violations.
•	Ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

Article XV. Enforcement

The Company must ensure prompt and consistent action against violations of the Code.

If, after investigating a report of an alleged prohibited action by a director or executive officer, the Nominating and Corporate Governance Committee determines that a violation of the Code has occurred, the Nominating and Corporate Governance Committee will report such determination to the Board of Directors.

If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor determines that a violation of the Code has occurred, the supervisor will report such determination to the Compliance Officer.

Upon receipt of a determination that there has been a violation of the Code, the Board of Directors or the Compliance Officer will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Article XVI. Waivers

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors of the Company, and will be promptly disclosed as required by applicable federal or state law or NASDAQ Stock Exchange regulations.

Article XVII. Miscellaneous

(a)          The Code is subject to all applicable laws, rules and regulations. If there is a conflict between the Code, any Company policy, or any applicable law, rule or regulation, you are to consult with the Compliance Officer for guidance.

(b)          Any modification of or change to any part of the Code may be made only by the Board of Directors or a designated Board committee.

- 11 -